Exhibit 99.4

5

Submit your proxy form — ***We must receive your completed form before 8:30 a.m. CST on Monday, May 8, 2023.***

If the meeting is postponed or adjourned, we must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened. The chair of the meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice but is under no obligation to do so.

Internet

www.meeting-vote.com

Follow the instructions on screen. You will need your control number referenced below.

Mobile device

Scan this QR code

Email

proxyvote@tmx.com

Fax

1-416-595-9593

Mail

Use the envelope provided or mail to:

TSX TRUST COMPANY
ATTN: PROXY DEPARTMENT
P.O. BOX 721
AGINCOURT, ON M1S 0A1

Remember to include **both** pages of this form.

Cameco

Cameco Corporation

Use this proxy form to vote by proxy at our 2023 annual meeting of shareholders

When: Wednesday May 10, 2023 8:30 a.m. CST
Via live audio webcast at: https://web.lumiagm.com/488859676
Or: *Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan*

This proxy is solicited by management. Throughout this document, *we, us, our* and *Cameco* mean Cameco Corporation and *you* and *your* mean the person completing this form.

Two ways to vote: At the meeting or by proxy

Our annual meeting gives you the opportunity to vote on several items of Cameco business. Your vote is important, regardless of the number of shares you hold.

A Vote at the meeting

Attend the meeting via live audio webcast at https://web.lumiagm.com/488859676 and use the meeting password ***cameco2023*** (case sensitive) or attend and vote your shares in person. ***Do not complete this form.***

B Vote by proxy

This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you.

You can vote by proxy in four ways:

On the internet — Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on this form.

By fax — Complete, date and sign and fax both sides of your completed form to our transfer agent,TSX Trust Company.

By mail — Complete, date and sign this form and mail it to TSX Trust Company.

By email — Send a scanned copy of both sides of your completed form to *proxyvote@tmx.com*.

By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 1). Make sure your appointee is aware of the meeting and attends it for you.

Registered Shareholders who appoint a proxy other than the management designees MUST submit this instrument of proxy appointing that other proxyholder by no later than 8:30 a.m. CST on Monday, May 8, 2023 ***AND***, *if your proxyholder plans to attend via the webcast*, register that proxyholder by contacting TSX Trust Company by:

- going to TSX's website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form, or
- calling 1-866-751-6315 (in North America) or 1-647-252-9650 (outside North America), and

To be valid, your vote by proxy MUST be received by no later than 8:30 a.m. CST on Monday, May 8, 2023 or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time and date of the adjourned or postponed Meeting. **If you are voting by proxy, please complete all five sections of this form, date and sign it and return it right away.**

1

Appoint a proxyholder — You can appoint Tim Gitzel or Sean Quinn to be your proxyholder, or choose someone else to represent you and vote your shares at the meeting.
This person does not have to be a shareholder.

☐ You appoint Tim Gitzel, or in his absence, Sean Quinn.

If you do not check one of the boxes, we will assume you have appointed Tim Gitzel, or in his absence, Sean Quinn, as your proxyholder.

☐ You appoint the following person or company to attend the meeting and vote on your behalf (*you must follow the registration steps on the reverse of this form for this person to attend and vote at the meeting on your behalf*):

____

2

Tell us your voting instructions — When you complete this section, you are directing your proxyholder to follow these instructions when voting.
Our board of directors and management recommend that shareholders vote **FOR** these items. If at the meeting more than nine individuals are nominated for election, an instruction to vote "Against" a nominee will be treated as an instruction to "Withhold" from voting for that nominee.

If you do not specify how you want to vote your shares:

- the Cameco officer you appointed as your proxyholder in section 1 will vote **FOR** each of the items below.
- the other proxyholder you appointed in section 1 can vote as they see fit.

A Elect the directors (see page 5 of the management proxy circular)

	Nominee	FOR	AGAINST
1.	Ian Bruce	☐	☐
2.	Daniel Camus	☐	☐
3.	Don Deranger	☐	☐
4.	Catherine Gignac	☐	☐
5.	Tim Gitzel	☐	☐
6.	Jim Gowans	☐	☐
7.	Kathryn Jackson	☐	☐
8.	Don Kayne	☐	☐
9.	Leontine van Leeuwen-Atkins	☐	☐

B Appoint the auditors (see page 5 of the management proxy circular)

	FOR	WITHHOLD
Appoint KPMG LLP as auditors	☐	☐

C Have a say on our approach to executive compensation (see page 7 of the management proxy circular)

As this is an advisory vote, the results will not be binding on the board.

	FOR	AGAINST
Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco's management proxy circular delivered in advance of the 2023 annual meeting of shareholders.	☐	☐

3

Declare your residency — If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

	YES	NO
You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or indirectly, by a resident of Canada as defined below. If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada.	☐	☐

When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

What do we mean by residency?

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. You can read about residency and voting starting on page 9 of the accompanying management proxy circular.

The definitions here are summaries only. The complete definitions are in the *Eldorado Nuclear Limited Reorganization and Divestiture Act* (Canada) and our articles.

A **non-resident** is:

- an **individual**, other than a Canadian citizen, who is not ordinarily resident in Canada
- a **corporation**
  - that was **incorporated**, formed or otherwise organized outside of Canada, or
  - that is controlled by non-residents, either directly or indirectly
- a **trust**
  - that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents, or
  - where non-residents have more than 50% of the beneficial interest
- a **foreign government** or **foreign government agency**

Anyone not included in the above description of **non-resident** is considered a **resident**. Residents can be individuals, corporations, trusts and governments or government agencies.

4

Sign and date — When you sign here, you are:

- authorizing your proxyholder to vote according to your voting instructions at Cameco's 2023 annual meeting of shareholders, including any reconvened meeting if the meeting is postponed or adjourned
- revoking any proxy that you previously gave for this meeting.

For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that they are authorized to sign. If the shares are registered in the name of morethan one owner (for example, joint owners, trustees, executors, etc.) then all of those registered should sign this form.

Signature	Date	Position
(if your shares are held in more than one name, either person can complete and sign this form)	(if you leave this blank, we will consider the date to be the day this form was received by or on behalf of us)	(complete this if you are a guardian, or signing by power of attorney on behalf of a corporation, estate or trust)